[NMS COMMUNICATIONS CORPORATION LETTERHEAD]

December 5, 2005

VIA EDGAR AND FACSIMILE  (202-772-9205)

Mr. Gopal Dharia

Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:          NMS Communications Corporation

Response to Comment Letter dated November 22, 2005

Regarding Form 8-K Filed on October 17, 2005, File No. 0-23282

Dear Mr. Dharia:

On behalf of NMS Communications Corporation (the “Company”), I am responding to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated November 22, 2005 to Mr. Herb Shumway, Chief Financial Officer of the Company, with respect to the Company’s Current Report on Form 8-K, which was filed with the Commission on October 17, 2005 (the “8-K”).

For convenience of reference, the Staff’s comment is reproduced below in bold, and is followed by the Company’s response thereto.

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Please tell us if your certifying officers have considered the effect of the error on the adequacy of your disclosure controls and procedures as of the end of the fiscal year ended December 31, 2003; the interim quarters ended March 31, 2004, June 30, 2004, September 30, 2004, and the fiscal year ended December 31, 2004 and interim quarter ended March 31, 2005.

The Company’s certifying officers considered the effect of the revenue recognition error (the “Error”) described in the Company’s Form 10-Q/A for the quarter ended June 30, 2005 filed with the Commission on November 9, 2005 (the “10-Q/A”) on the effectiveness of the Company’s disclosure controls and procedures as of the end of the fiscal year ended December 31, 2003; the interim quarters ended March 31, 2004, June 30, 2004, September 30 2004, the fiscal year ended December 31, 2004 and interim quarter ended March 31, 2005 (the “Prior Periods”) and determined that the Company’s disclosure controls and procedures were effective as of the end of each of the Prior Periods, notwithstanding the Error.

As described in the 10-Q/A and in the Company’s quarterly report on Form 10-Q for the quarter ended September 30, 2005 (the “10-Q”), the Company identified its failure, during the quarter ended June 30, 2005, to maintain effective controls over the completeness and accuracy of its recognition of product revenues and the associated deferred revenue account as a material weakness in its internal control over financial reporting (the “Material Weakness”).  The Company also identified changes in personnel and their responsibilities within its sales and finance functions during the quarter ended June 30, 2005 as the cause of the Material Weakness.  Because the changes in personnel and their responsibilities that resulted in the Material Weakness occurred during the quarter ended June 30, 2005, the Company concluded that the Material Weakness did not exist as of the end of any of the Prior Periods.

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The Company hereby acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the 8-K;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 8-K; and

•                  The Company may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the matters covered in this letter or require further information, please contact me at (508) 271-1245.

Very truly yours,

/s/ Dianne Callan
Dianne Callan
General Counsel

cc:	Terry French, Accountant Branch Chief
Herb Shumway
Robert V. Jahrling, Esq.